UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended May 31, 2010

000-50128

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of North Carolina Savings and Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BNC BANCORP

1226 Eastchester Drive

High Point, North Carolina 27265

Telephone (336) 869-9200

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

Financial Statements

and

Supplemental Schedule

May 31, 2010 and 2009

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

May 31, 2010 and 2009

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Participants and Administrator of

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Thomasville, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) as of May 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Plan referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2010 and 2009, and changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.

Raleigh, North Carolina

October 5, 2010

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

May 31, 2010 and 2009

Assets
Investments:
Common collective trust	$956,483	$939,056
Mutual funds	4,840,049	3,701,159
BNC Bancorp stock	2,479,714	1,584,897
Participant loans	288,060	227,524

Total investments	8,564,306	6,452,636

Receivables:
Participant contributions	45,105	33,961
Employer contributions	17,058	25,174
Total receivables	62,163	59,135

Total assets	8,626,469	6,511,771

Liabilities
Excess contributions payable	3,888	4,348

Total liabilities	3,888	4,348

Net assets available for benefits at fair value	8,622,581	6,507,423

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(8,880)	97,636

NET ASSETS AVAILABLE FOR BENEFITS	$8,613,701	$6,605,059

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended May 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,119,676	$—
Interest and dividends	135,232	148,386

Total investment income	1,254,908	148,386

Contributions:
Participant contributions	966,219	890,275
Employer contributions	377,270	651,402
Rollover contributions	71,320	132,805

Total contributions	1,414,809	1,674,482

Total additions	2,669,717	1,822,868

Deductions from net assets attributed to:
Net depreciation in fair value of investments	—	2,439,639
Benefits paid to participants	658,329	623,124
Administrative expenses	2,746	4,697

Total deductions	661,075	3,067,460

NET INCREASE (DECREASE) IN NET ASSETS	2,008,642	(1,244,592)

Net assets available for pension benefits - beginning of year	6,605,059	7,849,651

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR	$8,613,701	$6,605,059

The accompanying notes are an integral part of the financial statements.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 1 – Description of the Plan

The following brief description of the Bank of North Carolina Savings and Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan was officially adopted and effective on January 1, 1997. The Plan is a defined contribution pension plan covering all non-bargaining unit employees of Bank of North Carolina (the “Company”) who have attained the age of 18. The Plan is administered by Ascensus, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants may contribute up to 75% of pre-tax annual compensation subject to Internal Revenue Code Limitations, as defined in the Plan. Participants may also contribute rollovers from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. For the May 31, 2009 Plan year, the Company made matching contributions to the Plan equal to 100% of employees’ elective deferrals up to 6%. The Company continued matching contributions at the prior year rate until July 1, 2009, when the Company changed the policy and made matching contributions to the Plan equal to 50% of employees’ elective deferrals up to 6%. Employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.

Participant accounts – Each participant’s account is credited with the participant’s contribution, including any rollover amounts from qualified plans, and allocations of the Company’s contribution. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of a participant’s accounts is based on years of continuous service as follows:

Vesting
Years of Service	Percentage
Less than one	0%
1	20%
2	40%
3	60%
4	80%
5	100%

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 1 – Description of the Plan (continued)

Payment of benefits – Participants may withdraw all or a portion of their vested account if they terminate employment before attaining normal retirement age, become disabled, or attain normal retirement age but continue to work. Participants may also withdraw from the Plan when they attain age 59  1/2 but continue to work or qualify for in-service distributions on account of financial hardship. Payments from the Plan that are eligible rollover distributions may be either paid in a direct rollover to an individual retirement account of another employer plan or paid directly to the participant. If the vested portion is between $1,000 and $5,000, and the participant does not elect to receive the distribution in a lump sum or direct rollover, benefits will be paid as a direct rollover to an individual retirement account. If the vested account balance is more than $5,000, all or a portion of benefits will be paid as a lump sum.

Participant loans – The minimum amount participants may borrow from the Plan is $1,000. Participants may borrow from their accounts up to $50,000 or 50% of their vested account balance, whichever is less. All loans are secured by the participant’s vested balance and bear interest at a rate equal to the prime rate at the time of the loan plus 1%. The interest rates vary from 4.25% to 9.25% during fiscal year 2010. Loan repayments must be amortized in level payments, not less frequently than quarterly, over a period not extending five years from the date of the loan, unless such loan is used to acquire a dwelling unit which, within a reasonable time, will be used as the principal residence of the participant.

Forfeited accounts – When certain terminations of participation in the Plan occur, the nonvested portion of the participants account, as defined by the Plan, represents a forfeiture. Such forfeitures are used to reduce future employer contributions. At May 31, 2010 and 2009, forfeited nonvested amounts totaled $24,002 and $3,422, respectively. During fiscal years 2010 and 2009, $0 and $42,238, of forfeited accounts were used to reduce employer contributions, respectively.

Administrative expenses – All reasonable expenses of administration including, but not limited to, those involved in retaining necessary professional assistance are paid by the Company.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting – The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribution for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 2 – Summary of Significant Accounting Policies (continued)

Investment valuation and income recognition – Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Investment securities in general, are subject to various risks, such as interest rate, credit and overall market volatility. Due to the levels of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of benefits – Benefits are recorded when paid.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclose of contingent assets and liabilities. Actual results could differ from those estimates.

Excess contributions payable – The Plan is required to return contributions received during the plan year in excess of the Internal Revenue Code limits.

Note 3 – Investments

The OFI Stable Value Trust is a common collective trust fund which 98% consists of the Union Bond and Trust Company Stable Value Fund. This fund consists of investments in contracts at fair value of the underlying investments, and then adjusted by the issuer to contract value. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The risk of the common collective trust and their net realizable value is dependent upon financial stability of the issuing entity and its ability to fulfill the terms of the contracts. At May 31, 2010, there were no reserves established against contract values for credit risk. The latest available reports for the Union Bond and Trust Company Stable Value Fund were for the year ended December 31, 2009. The average yield and crediting interest rates of this fund were approximately 3.57% and 1.5% in 2009 and 2008, respectively.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 3 – Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets at May 31:

	2010	2009
OFI Stable Value Trust	$956,483	$939,056
84,828.910 shares, and 85,172.171 shares, respectively
BNC Bancorp Stock Fund,	2,479,714	1,584,897
197,642.133 units and 226,054.936 units, respectively
Oppenheimer Main Street Small Cap Fund A,	461,726	336,157
24,537.034 shares and 26,444.772 shares, respectively
Oppenheimer International Diversified A Fund,	543,945	444,396
50,846.199 shares and 54,777.925 shares, respectively
Oppenheimer Value Fund A,	470,675	387,122
23,793.591 shares and 25,035.902 shares, respectively
PIMCO Total Return Fund A,	436,515	295,164	*
28,299.485 shares and 39,325.641 shares, respectively
Oppenheimer Quest Opportunity Value,	943,229	842,693
36,027.906 shares and 37,926.383 shares, respectively

*	Does not represent over 5% of the Plan’s net assets at year end.

During the years ended May 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by as follows:

	2010	2009
Common collective trust	$(92,457)	$99,340
Mutual funds	556,764	(1,445,251)
BNC Bancorp stock	655,369	(1,093,728)

	$1,119,676	$(2,439,639)

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 4 – Fair Value of Financial Investments, Carried at Fair Value

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices in for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement, and requires significant management judgment, or estimation using pricing models, discounted cash flow methodologies or similar techniques.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at May 31, 2010 and 2009.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common stock

Common stock is valued at the closing price reported on the New York Stock Exchange (NYSE) and National Association of Securities Dealers Automated Quotations (NASDAQ) Composite Listing and is classified within level 1 of the valuation hierarchy.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 4 – Fair Value of Financial Investments, Carried at Fair Value (continued)

Common collective trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant loans

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by the ASC 820 fair value hierarchy levels described in Note 2.

	As of May 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$4,840,049	$—	$—	$4,840,049
BNC Bancorp stock	2,479,714	—	—	2,479,714
Common collective trust	—	956,483	—	956,483
Participant loans	—	—	288,060	288,060

Total Assets	$7,319,763	$956,483	$288,060	$8,564,306

	As of May 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual funds	$3,701,159	$—	$—	$3,701,159
BNC Bancorp stock	1,584,897	—	—	1,584,897
Common collective trust	—	939,056	—	939,056
Participant loans	—	—	227,524	227,524

Total Assets	$5,286,056	$939,056	$227,524	$6,452,636

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 4 – Fair Value of Financial Investments, Carried at Fair Value (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended May 31, 2010:

	As of May 31, 2010
	Beginning Fair Value	Sales, Issuances, Maturities, Settlements, Calls, Net	Ending Fair Value

Participant loans	$227,524	$60,536	$288,060

Total	$227,524	$60,536	$288,060

	As of May 31, 2009
	Beginning Fair Value	Sales, Issuances, Maturities, Settlements, Calls, Net	Ending Fair Value

Participant loans	$208,142	$19,382	$227,524

Total	$208,142	$19,382	$227,524

Note 5 – Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

Note 6 – Tax Status

On December 31, 2006, the Plan adopted a standardized prototype plan sponsored by Oppenheimer Funds Distributor, Inc. (“Oppenheimer”). The Internal Revenue Service has determined and informed Oppenheimer by letter dated March 31, 2008, that the prototype document satisfies the applicable sections of the Internal Revenue Code (“IRC”). The Plan itself has not received a determination letter from the IRS. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note 7 – Related Party Transactions

Administrative expenses are paid to Ascensus, Inc., the administrator, by the Company. Thirty percent of the Plan’s investments are held in BNC Bancorp stock, the Bank of North Carolina’s Parent Company, this is a party-in-interest transaction.

BANK OF NORTH CAROLINA

SAVINGS AND PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

May 31, 2010 and 2009

Note 8 – Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	2010	2009

Net assets available for benefits per financial statements	$8,613,701	$6,605,059

Contributions receivable		—

Excess contributions payable	3,888	4,348

Adjustment from fair value to contract value for fully benefit responsive investment contracts	8,880	(97,636)

Other		—

Net assets available for benefits per Form 5500	$8,626,469	$6,511,771

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500:

	2010	2009

Change in net assets available for benefits per the financial statements	$2,008,642	$(1,244,592)

Decrease in excess contributions payable	(460)	(656)

Prior year contributions receivable	—	64,223

Adjustment from fair value to contract value for fully benefit responsive investment contracts	106,516	(97,636)

Other	—	2,158

Change in net assets available for benefits per Form 5500	$2,126,469	$(1,276,503)

Note 9 – Subsequent Event

The Plan’s management has evaluated subsequent events through October 5, 2010, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

BANK OF NORTH CAROLINA SAVINGS AND PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

May 31, 2010

Form 5500 - Schedule H (Part IV, Line 4i)

I.D. Number: 56-1663154

Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	Common collective trust
	OFI Stable Value Trust	85,172.169 shares	$956,483

	Mutual funds
	Franklin Income Fund Class R	108,678.494 shares	215,183
	Pimco Real Return Fund	19,731.555 shares	217,328
*	Oppenheimer International Diversified A Fund	54,777.926 shares	543,945
*	Oppenheimer Main Street Small Cap Fund A	26,444.773 shares	461,726
*	Oppenheimer Real Estate Fund Class A	17,146.664 shares	284,120
*	Oppenheimer Commodity Strategy Total Return Fund	43,617.164 shares	132,160
*	Oppenheimer Strategic Income Fund A	103,264.100 shares	415,122
*	Oppenheimer Value Fund A	25,035.902 shares	470,675
*	Oppenheimer Sm & Mid Cap Value Fund A	14,110.530 shares	376,328
	Franklin Mutual Global Discovery Fund	2,614.857 shares	67,882
	PIMCO Total Return Fund	39,926.382 shares	436,515
*	Oppenheimer Quest Opportunity Value A Fund	37,926.382 shares	943,229
	Franklin Growth Fund Cl R	1,991.884 shares	77,046
	Invesco Mid Cap Core Equity Fund A	3,008.869 shares	62,554
*	Oppenheimer Rising Dividends Fund	10,144.135 shares	136,236

	Total mutual funds		4,840,049

	Employer securities
*	BNC Bancorp Stock	227,057.743 shares	2,479,714

*	Participant loans	4.25% - 9.25%	288,060

	Total		$8,564,306

An asterisk (*) in column (a) denotes a party-in-interest to the plan.

Column (d), cost of investments, is not applicable as these are participant directed accounts.

B. Exhibit List.

Exhibit 23.1	Consent of Cherry, Bekaert & Holland, L.L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank of North Carolina Savings and Profit Sharing Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Bank of North Carolina Savings and Profit Sharing Plan and Trust

Date: October 5, 2010	By:	/s/ David B. Spencer
David B. Spencer, CFO